SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _______________

                                SCHEDULE 14D-1
                               AMENDMENT NO. 10
                             TENDER OFFER STATEMENT
             PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                               AMENDMENT NO. 10
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 _____________

                               REVCO D.S., INC.
                           (Name of Subject Company)
                                _____________

                            RITE AID CORPORATION
                        OCEAN ACQUISITION CORPORATION
                                (Bidders)
                              _____________

                    COMMON STOCK, PAR VALUE, $.01 PER SHARE
                        (Title of Class of Securities)
                               _____________

                                761339 10 0
                     (CUSIP Number of Class of Securities)
                             _________________

                           FRANKLIN C. BROWN, ESQ.
               EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                            RITE AID CORPORATION
                              30 HUNTER LANE
                       CAMP HILL, PENNSYLVANIA  17011
                          TELEPHONE: (717) 761-2633
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                              With a Copy to:

                           NANCY A. LIEBERMAN, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                          NEW YORK, NEW YORK  10022
                          TELEPHONE:  (212) 735-3000
                               _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 10 to the Schedule 14D-1 also constitutes Amendment No. 10 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On February 27, 1996, Parent issued a press release which announced, among other things, that Parent and the Purchaser have extended the expiration date of the Offer to 11:59 p.m., New York City time, on Tuesday, March 26, 1996. The Offer had previously been scheduled to expire at 11:59 p.m., New York City time, on Friday, March 8, 1996. A copy of the press release is filed herewith as exhibit
          (a)(18) and is incorporated by reference herein.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(18) Text of Press Release, dated February 27, 1996, issued by Parent.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 27, 1996
                                        RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass

                                           Name:  Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass

                                           Name:  Martin L. Grass
                                           Title:  President


                                  EXHIBIT INDEX


          EXHIBIT
          NUMBER               DESCRIPTION

          (a)(18)        Text of Press Release, dated February
                         27, 1996, issued by Parent.